 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-227259
Supplement to
Proxy Statement/Prospectus
November 21, 2018
This proxy statement/prospectus supplement, dated November 21, 2018 (this “Supplement”), supplements the proxy statement/prospectus, dated November 20, 2018 (the “proxy statement/prospectus”), that was mailed by Industrea Acquisition Corp. (“Industrea”) to its stockholders on or about November 20, 2018 in connection with the proposed business combination among Industrea, Concrete Pumping Holdings Acquisition Corp, a Delaware corporation and wholly owned subsidiary of Industrea (“Newco”), and Concrete Pumping Holdings, Inc. (“CPH”), a Delaware corporation (the “Business Combination”). This Supplement should be read in conjunction with the proxy statement/prospectus. The information in this Supplement is qualified by reference to the proxy statement/prospectus, except to the extent information in this Supplement updates or supersedes the information contained in the proxy statement/prospectus. Capitalized terms used in this Supplement and not otherwise defined have the meaning given to such terms in the proxy statement/prospectus.
The purpose of this Supplement is to provide information regarding the final terms of the term loan that Newco and certain of its subsidiaries are expected to enter into upon the closing of the Business Combination pursuant to the amended and restated debt commitment letter, dated September 26, 2018, with Credit Suisse Loan Funding LLC, Credit Suisse AG, Stifel Bank and Trust, Stifel Nicolaus & Company, Incorporated and Jefferies Finance LLC. The term loan is expected have an aggregate principal amount of  $357 million and bear interest at a rate of LIBOR plus 6% per annum. The term loan will amortize at a rate of 5% per annum and have a seven-year maturity.
In connection with the finalization of the terms of the term loan, Industrea is updating and supplementing certain portions of the proxy statement/prospectus to reflect these terms.
See “Risk Factors” beginning on page 52 of the proxy statement/prospectus for factors you should consider in connection with the Business Combination.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included in the proxy statement/prospectus.
The following unaudited pro forma condensed combined financial statements give effect to the Business Combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The Business Combination will be accounted for as an acquisition of CPH (the accounting acquiree) by Industrea (the accounting acquirer) since Industrea is considered to be a substantive entity. Additionally, immediately following completion of the transaction, the stockholders of Industrea immediately prior to the Business Combination will have effective control of Newco, the post-combination company, through their approximate 87% ownership interest in the combined entity, assuming no share redemptions (49% in the event of maximum share redemptions), and their ability to elect a majority of the board of directors.
The historical consolidated financial information has been adjusted in these unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Business Combination and the proposed related financing transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the post-combination company. The unaudited pro forma condensed combined balance sheet as of September 30, 2018 is based on the historical unaudited condensed consolidated balance sheet of CPH as of July 31, 2018 and the unaudited condensed balance sheet of Industrea as of September 30, 2018 and has been prepared to reflect the Business Combination and the proposed related financing transactions as if they occurred on September 30, 2018. The unaudited pro forma condensed combined statement of operations information for the nine months ended September 30, 2018 combines the historical results of operations of CPH for the nine months ended July 31, 2018 and Industrea’s historical results operations for the nine months ended September 30, 2018 and the unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2017 combines the historical results of operations of CPH for the year ended October 31, 2017 and Industrea’s historical results operations for the period April 7, 2017 (inception) through December 31, 2017 giving effect to the Business Combination and the proposed related financing transactions as if they occurred on January 1, 2017.
The unaudited pro forma condensed combined statement of operations information for the nine months ended September 30, 2018 was derived from CPH’s unaudited consolidated statement of income for the nine months ended July 31, 2018 and Industrea’s unaudited condensed statement of operations for the nine months ended September 30, 2018 included in the proxy statement/prospectus. Such unaudited interim financial information has been prepared on a basis consistent with the audited financial statements of CPH and Industrea, respectively, each of which is included in the proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2017 was derived from CPH’s audited consolidated statement of income for the year ended October 31, 2017 and Industrea’s audited statement of operations for the period from April 7, 2017 (inception) through December 31, 2017 included in the proxy statement/prospectus.
These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the Business Combination and the proposed related financing transactions been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The selected unaudited pro forma condensed combined financial information below should be read in conjunction with the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “CPH Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industrea’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto of CPH and Industrea included in the proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been prepared using two different levels of redemptions of public shares:
•
Assuming No Redemption:   This presentation assumes that public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the trust account; and

•
Assuming Redemption of 100%, or 23,000,000, public shares by public stockholders:   This presentation assumes that Industrea stockholders exercise their redemption rights with respect to 23,000,000 public shares, which is the maximum number of shares redeemable that would permit Industrea to maintain the minimum cash amount necessary to close the Business Combination ($5,000,001 million) utilizing the Backstop.

	Pro Forma Combined (Assuming No Redemption of Common Stock)	Pro Forma Combined (Assuming Maximum Redemption of Shares of Common Stock)
	(in thousands, except share and per share data)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations – Nine Months Ended September 30, 2018
Net sales	$175,854	$175,854
Net loss	$(2,879)	$(2,879)
Loss per share from continuing operations available to common stockholders	$(0.10)	$(0.14)
Weighted average shares outstanding – Basic and diluted	41,872	31,237
Selected Unaudited Pro Forma Condensed Combined Statement of Operations – Year Ended December 31, 2017
Net sales	$211,211	$211,211
Net income	$276	$276
Loss per share from continuing operations available to common stockholders	$(0.04)	$(0.03)
Weighted average shares outstanding – Basic and diluted	27,001	29,725
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data as of September 30, 2018
Total assets	$837,915	$731,415
Total stockholders’ equity	$350,949	$244,449
Total liabilities and stockholders’ equity	$837,915	$731,415

Sources and Uses for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination (all numbers in millions):
Sources & Uses
(No Redemption Scenario — assuming no redemptions of the outstanding shares of
Class A Stock by Industrea’s stockholders)
Sources		Uses
Debt Financing	$357.0	Total Proceeds to CPH Stockholders	$325.0
Rollover by CPH Management(2)	42.0	Repayment of Existing CPH Indebtedness(1)	260.0
Rollover by Peninsula	9.0	CPH Stockholders Transaction Fees & Expenses(1)	25.0
Rollover by Former CPH Employee Shareholders	9.0	Cash to Balance Sheet(3)	106.5
Zero-Dividend Convertible Perpetual Preferred Equity PIPE	25.0	Fees & Expenses(3)	32.0
Common Equity PIPE	71.9
Cash from Trust Account	234.6
Total Sources	$748.5	Total Uses	$748.5

(1)
Estimated as of September 30, 2018. Subject to change with an offsetting change to “Total Proceeds to CPH Stockholders.”

(2)
Reflects minimum expected level for CPH Management’s roll-over investment.

(3)
Includes $7.0 million of debt issuances costs that are offset by an equivalent increase in the aggregate principal amount of the term loan. Amounts are estimated as of the date hereof and subject to change. Any fees and expenses in excess of amounts estimated may be funded through cash on the balance sheet or, subject to the ABL Commitment Letter, drawings on the ABL Facility at closing.

Sources & Uses
(Maximum Redemption Scenario — assuming redemptions of 100% of the outstanding shares of
Class A Stock by Industrea’s stockholders)(1)
Sources		Uses
Debt Financing	$357.0	Total Proceeds to CPH Stockholders	$325.0
Rollover by CPH Management(3)	42.0	Repayment of Existing CPH Indebtedness(2)	260.0
Rollover by Peninsula	112.1	CPH Stockholders Transaction Fees & Expenses(2)	25.0
Rollover by Former CPH Employee Shareholders	9.0	Cash to Balance Sheet(4)	0.0
Zero-Dividend Convertible Perpetual Preferred Equity PIPE	25.0	Fees & Expenses(4)	32.0
Common Equity PIPE	71.9
Cash from Trust Account	0.0
Argand Investor Backstop	25.0
Total Sources	$642.0	Total Uses	$642.0

(1)
Redemptions, if any, will be offset by the Backstop.

(2)
Estimated as of September 30, 2018. Subject to change with an offsetting change to “Total Proceeds to CPH Stockholders.”

(3)
Reflects minimum expected level for CPH Management’s roll-over investment.

(4)
Includes $7.0 million of debt issuances costs that are offset by an equivalent increase in the aggregate principal amount of the term loan. Amounts are estimated as of the date hereof and subject to change. Any fees and expenses in excess of amounts estimated may be funded through cash on the balance sheet or, subject to the ABL Commitment Letter, drawings on the ABL Facility at closing.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial statements give effect to the Business Combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), as well as the Debt Financing and Equity Financing. The Business Combination will be accounted for as an acquisition of CPH (the accounting acquiree) by Industrea (the accounting acquirer) since Industrea is a substantive entity and has engaged in significant pre-combination activities in order to raise capital, market to investors and pursue a business combination (see Note 2). Following completion of the transaction, the stockholders of Industrea, specifically Argand and PIPE Investors, immediately prior to the Business Combination will have effective control of Concrete Pumping Holdings Acquisition Corp. (“Newco”), the post-combination company, through their approximate 87% ownership interest in the post-combination entity, assuming no share redemptions (approximately 49% in the event of maximum share redemptions), and the ability to elect a majority of the board of directors.
The historical consolidated financial information has been adjusted in these unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Business Combination and the proposed related Debt Financing and Equity Financing, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the post-combination company. The unaudited pro forma condensed combined balance sheet is based on the historical unaudited consolidated balance sheet of CPH and the unaudited condensed balance sheet of Industrea, and has been prepared to reflect the Business Combination and the proposed related Debt Financing and Equity Financing as if they occurred on September 30, 2018. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2018 and the year ended December 31, 2017 combines the historical results of operations of CPH and for Industrea for the periods described below, giving effect to the Business Combination and the proposed Debt Financing and Equity Financing as if they occurred on January 1, 2017.
The unaudited pro forma condensed combined statement of operations information for the nine months ended September 30, 2018 was derived from CPH’s unaudited consolidated statement of operations for the nine months ended July 31, 2018 and Industrea’s unaudited statement of operations for the nine months ended September 30, 2018 included in the proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet information as of September 30, 2018 was derived from CPH unaudited condensed consolidated balance sheet as of July 31, 2018 and Industrea’s unaudited balance sheet as of September 30, 2018 included in the proxy statement/prospectus. Such unaudited interim financial information has been prepared on a basis consistent with the audited financial statements of CPH and Industrea, respectively, each of which is included in the proxy statement/prospectus. The unaudited pro forma combined statement of operations information for the year ended December 31, 2017 was derived from CPH’s audited consolidated statement of income for the year ended October 31, 2017 and Industrea’s audited statement of operations for the period April 7, 2017 (inception) through December 31, 2017 included in the proxy statement/prospectus. See Note 2, Basis of the Pro Forma Presentation for further discussion regarding combining entities with differing fiscal years.
These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the Business Combination and the Debt Financing and Equity Financings been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information.
Newco will likely incur additional costs in order to satisfy its obligations as a fully reporting public company as it transitions from an emerging growth company status; however, no estimate has been reflected as an adjustment to the unaudited pro forma statements of operations. In addition, Industrea anticipates adoption of various stock compensation plans or programs that are typical for employees, officers and directors of public companies. No adjustment to the unaudited pro forma statement of operations has been made for these items as they are factually supportable at this time.

The unaudited pro forma condensed combined statements of operations are not necessarily indicative of what the actual results of operations would have been had the Business Combination taken place on the date indicated, nor is it indicative of the future consolidated results of operations of the post-combination company. The selected unaudited pro forma condensed combined financial information below should be read in conjunction with the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “CPH Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industrea’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto of CPH and Industrea included in the proxy statement/prospectus.
The unaudited pro forma combined financial statements have been prepared using two different levels of redemptions of public shares:
•
Scenario 1 — Assuming No Redemption:   This presentation assumes that no public stockholders exercise redemption rights with respect to their, public shares for a pro rata portion of the funds held in the trust account; and

•
Scenario 2 — Assuming Redemption of 100%, or 23,000,000, public shares by public stockholders:
This presentation assumes that public stockholders exercise their redemption rights with respect to 23,000,000 public shares, which is the maximum number of shares redeemable that would permit Industrea to close the Business Combination utilizing the Backstop.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2018
(in thousands)
			Assuming no Redemption of Common Stock			Assuming Maximum Redemption of Shares of Common Stock
	Industrea Acquisition Corp.	Concrete Pumping Holdings, Inc.	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets
Cash and cash equivalents	$322	$7,409	$237,625	[3A]	$117,255	$(234,600)	[3N]	$10,755
			357,000	[3B]		103,100	[3O]
			25,000	[3C]		25,000	[3P]
			71,900	[3D]
			(25,000)	[3E]
			(7,000)	[3B]
			(256,876)	[3F]
			(27,100)	[3F]
			(14,000)	[3F]
			(14,672)	[3G]
			(237,352)	[3B]
Cash and marketable securities held in Trust Account	237,625	—	(237,625)	[3A]	—	—		—
Accounts receivable, net	—	38,727	—		38,727	—		38,727
Inventory	—	3,924	—		3,924	—		3,924
Prepaid expenses and other current assets	174	4,894	—		5,068	—		5,068
Total current assets	238,120	54,954	(128,100)		164,974	(106,500)		58,474
Property and equipment, net	—	197,905	5,170	[3H]	203,075	—		203,075
Other intangible assets, net	—	38,680	186,320	[3I]	225,000	—		225,000
Goodwill	—	75,549	169,317	[3J]	244,866	—		244,866
Other assets	—	721	(721)	[3B]	—	—		—
TOTAL ASSETS	$238,120	$367,808	$231,987		$837,915	$(106,500)		$731,415

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2018
(in thousands)
			Assuming no Redemption of Common Stock			Assuming Maximum Redemption of Shares of Common Stock
	Industrea Acquisition Corp.	Concrete Pumping Holdings, Inc.	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of capital lease obligations	$—	$135	$—		$135	$—		$135
Revolving loans and current maturities of long term debt	—	60,695	17,850	[3B]	17,850	—		17,850
			(60,695)	[3B]
Accounts payable & other current liabilities	4,571	32,372	—		36,942	—		36,942
Total current liabilities	4,571	93,202	(42,845)		54,927	—		54,927
Long-term liabilities			—
Deferred underwriters’ commission	8,050	—	(8,050)	[3E]	—	—		—
Capital lease obligations, less current portion	—	589	—		589	—		589
Long-term debt, net of debt issuance costs	—	173,423	(176,657)	[3B]	321,650	—		321,650
			3,234	[3B]
			339,150	[3B]
			(17,500)	[3B]
Deferred income taxes	—	38,342	44,790	[3K]	83,132	—		83,132
Other liabilities	—	1,668	—		1,669	—		1,669
Total liabilities	12,621	307,223	142,123		461,967	—		461,967
Redeemable Preferred Stock	—	14,672	(14,672)	[3G]	25,000	—		25,000
			25,000	[3C]
Common stock subject to possible redemption	220,499	—	(220,499)	[3L]	—	—		—
Stockholders’ Equity
Common Stock – Total	1	8	(8)		—	—		0
Additional paid-in-capital	7,341	18,725	(18,725)	[3M]	359,740	(234,600)	[3N]	253,240
			—	[3C]		103,100	[3O]
			220,499	[3L]		25,000	[3P]
			71,900	[3D]
			60,000	[3F]
Retained earnings (accumulated deficit)	(2,341)	25,316	(25,316)	[3M]	(8,791)	—		(8,791)
			(6,450)	[3E]
Accumulated other comprehensive income	—	1,865	(1,865)	[3M]	—	—		—
Total stockholders’ equity	5,000	45,914	300,035		350,949	(106,500)		244,449
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$238,120	$367,808	$231,987		$837,915	$(106,500)		$731,415

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2018
(in thousands, except per share information)
			Assuming no Redemption of Common Stock			Assuming Maximum Redemption of Shares of Common Stock
	Industrea Acquisition Corp.	Concrete Pumping Holdings, Inc.	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Net sales	$—	$175,854	$—		$175,854	$—		$175,854
Cost of operations	—	98,430	760	[4A]	99,190			99,190
Gross profit	—	77,424	(760)		76,664	—		76,664
Operating expenses					—
Selling, general and administrative expenses	4,510	42,887	7,816	[4B]	55,228			55,228
			16	[4A]
Transaction Costs	—	2,520	(1,320)	[4J]	1,200			1,200
Operating (loss) profit	(4,510)	32,017	(7,271)		20,235	—		20,235
Interest expense	—	(15,690)	(6,195)	[4E]	(22,879)			(22,879)
			1,233	[4D]
			(2,227)	[4C]
Other income (expense), net	3,110	34	(3,110)	[4F]	34			34
Income (loss) before income taxes	(1,400)	16,361	(17,570)		(2,609)	—		(2,609)
Income tax (expense) benefit	(623)	10,632	(10,279)	[4G]	(270)			(270)
Net income (loss)	$(2,024)	$26,994	$(27,849)		$(2,879)	$—		$(2,879)
Dividends on cumulative redeemable convertible preferred stock	—	(1,050)	(360)	[4H]	(1,410)			(1,410)
Net income (loss) available to common stockholders	$(2,024)	$25,944	$(28,209)		$(4,289)	$—		$(4,289)
Weighted average shares outstanding
Basic	6,912			[4I]	41,872		[4I]	31,237
Diluted	6,912			[4I]	41,872		[4I]	31,237
Loss per share available to common stockholders
Basic	$(0.29)				$(0.10)			$(0.14)
Diluted	$(0.29)				$(0.10)			$(0.14)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2017
(in thousands, except per share information)
			Assuming no Redemption of Common Stock			Assuming Maximum Redemption of Shares of Common Stock
	Industrea Acquisition Corp.	Concrete Pumping Holdings, Inc.	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Net sales	$—	$211,211	$—		$211,211	$—		$211,211
Cost of operations	—	121,451	1,013	[4A]	122,465			122,465
Gross profit	—	89,759	(1,013)		88,746	—		88,746
Operating expenses	147	—			147	—		147
Selling, general and administrative expenses	837	52,865	21	[4A]	63,968	—		63,968
			10,245	[4B]
Transaction costs	—	4,490	—		4,490	—		4,490
Operating profit	(985)	32,405	(11,279)		20,141	—		20,141
Interest and financing cost	—	—	—		—	—		—
Loss on extinguishment of debt	—	(5,161)	—		(5,161)	—		(5,161)
Interest income (expense)	—	(22,748)	(6,432)	[4E]	(30,295)	—		(30,295)
			1,836	[4D]
			(2,951)	[4C]
Other income (expense), net	935	174	(935)	[4F]	174	—		174
Income (loss) before income taxes	(50)	4,670	(19,761)		(15,141)			(15,141)
Income tax (expense) benefit	(268)	(3,757)	19,441	[4G]	15,416			15,416
Net income (loss)	$(318)	$913	$(320)		$276	$—		$276
Dividends on cumulative redeemable convertible preferred stock	—	(1,322)	7	[4H]	(1,315)			(1,315)
Net loss available to common stockholders	$(318)	$(409)	$(313)		$(1,039)	$—		$(1,039)
Weighted average shares outstanding
Basic	6,416			[4I]	27,001		[4I]	29,725
Diluted	6,416			[4I]	27,001		[4I]	29,725
Loss per share available to common stockholders
Basic	$(0.05)				$(0.04)			$(0.03)
Diluted	$(0.05)				$(0.04)			$(0.03)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1 — Description of the Transaction
For a description of the terms of the Business Combination and related documents, see the section entitled “The Business Combination Proposal.”
Note 2 — Basis of the Pro Forma Presentation
The unaudited pro forma condensed combined financial statements are based on Industrea and CPH historical consolidated financial statements as adjusted to give effect to the acquisition of CPH and any other consideration necessary to finance the Business Combination. CPH and Industrea have differing fiscal year ends, October 31st and December 31st, respectively. Accordingly, quarter ends are also differing commensurate with the timing of the aforementioned fiscal year ends. The information contained within the unaudited pro forma condensed combined statement of operations and condensed combined balance sheet for CPH will be presented for the corresponding previous period relative to the period presented for Industrea in accordance with SEC Regulation S-X Article 11-02(c).
The unaudited pro forma condensed combined balance sheet as of September 30, 2018 is based on the historical unaudited condensed consolidated balance sheet of CPH as of July 31, 2018 and the unaudited condensed balance sheet of Industrea as of September 30, 2018 and has been prepared to reflect the Business Combination and the proposed related financing transactions as if they occurred on September 30, 2018. The unaudited pro forma condensed combined statement of operations information for the nine months ended September 30, 2018 combines the historical results of operations of CPH for the nine months ended July 31, 2018 and Industrea’s historical results operations for the nine months ended September 30, 2018 and the unaudited pro forma condensed combined statement of operations information for the year ended December 31, 2017 combines the historical results of operations of CPH for the year ended October 31, 2017 and Industrea’s historical results operations for the period April 7, 2017 (inception) through December 31, 2017 giving effect to the Business Combination and the proposed related financing transactions as if they occurred on January 1, 2017.
The Business Combination will be accounted for as a business combination under the scope of the FASB ASC 805, Business Combinations (“ASC 805”). The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of CPH and Industrea. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, “Fair Value Measurement.” Pursuant to ASC 805, Industrea currently expects that it will be determined to be the accounting acquirer based on the evaluation of the following considerations:
•
Industrea is considered to be a substantive entity as it previously engaged in significant pre-combination activities in order to raise capital, market to investors and pursue a business combination;

•
Industrea will pay cash and equity consideration, representing a majority of the consideration paid excluding assumed debt, for a controlling interest of the equity of CPH;

•
The existing stockholders of Industrea retain relatively more voting rights in the combined company than CPH Management or Peninsula, a significant CPH shareholder, with or without the impact of Rollover Shares, public warrants and PIPE Financing, i.e. under both a no redemption and maximum redemption scenario; and

•
None of CPH Management or Pre-Closing Holders, who are holders of shares of CPH capital stock or vested options prior to the Effective Time of the CPH Merger, will have voting control after the Business Combination, or hold a majority of positions on the Board.

Consideration was given to the expectation that the composition of senior management of the post-combination entity after the Business Combination will largely remain unchanged, that is to say that the current management of CPH will continue in their current roles in Newco. Further, the planned initial composition of the Newco Board was considered. The planned initial composition of the Newco Board includes Mr. Bruce Young, Chief Executive Officer of Newco and Iain Humphries, Chief Financial Officer

of Newco. Representation from Peninsula will be dependent on their ownership percentage as the Merger agreement includes Peninsula as a member of the Newco Board if they are to hold 5% or greater of the equity interests of the combined company. As this ownership percentage increases, Peninsula will be provided with the right to appoint up to three representatives to the Newco Board. Further, under a no redemption scenario, Peninsula is expected to hold less than 5% of Newco common stock and would not be able to appoint any representatives to the Newco Board. Under a maximum scenario Peninsula would hold approximately 36% of the outstanding shares of Newco and would be able to appoint three members of the Newco Board. Four other independent directors will be on the Newco Board. Industrea will have three representatives on the Newco Board. The remaining Newco interests in the outstanding shares of Newco are held by different parties including former management CPH stockholders, PIPE Investors, Rollover Holders and holders of Newco Series A Preferred Stock. None of the aforementioned interests holds greater than a 12% interest in Newco.
As Industrea is considered to be a substantive entity and giving consideration to the factors above, Industrea is expected to be the accounting acquirer in the Business Combination under both a no redemption and maximum redemption scenario.
CPH constitutes a business, with inputs, processes, and outputs. Accordingly, the acquisition of CPH constitutes the acquisition of a business for purposes of ASC 805, and due to the change in control, will be accounted for using the acquisition method.
Under the acquisition method, the acquisition-date fair value of the Merger Consideration paid by Industrea to effect the Business Combination is allocated to the assets acquired and the liabilities assumed based on their estimated fair values, as described in Note 3 below. Management of Newco has made significant estimates and assumptions in determining the preliminary allocation of the Merger Consideration transferred in the unaudited pro forma condensed combined financial statements. As the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017 and the nine months ended September 30, 2018 give pro forma effect to the Business Combination as if it had occurred on January 1, 2017. The unaudited pro forma condensed combined balance sheet as of September 30, 2018 assumes that the Business Combination was completed on September 30, 2018. The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of the Companies and related adjustments. The pro forma adjustments are based on the information currently available. The assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes.
Unless indicated otherwise, all amounts presented in the unaudited pro forma condensed combined financial information section are in thousands, except per share information.
Lastly, the significant accounting policies of Industrea and CPH are aligned and did not require any adjustments to be made by Newco upon consummation of the Business Combination in order to create the significant accounting policies of the post-consummation entity.
Note 3 — Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments
Newco will indirectly acquire CPH for Merger Consideration of approximately $610 million. Industrea intends to finance the acquisition through Debt Financing of $357 million. The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of CPH based on management’s best estimates of the expected fair values. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.
The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary. An independent third-party valuation firm assisted in performing a preliminary valuation. The preliminary allocation of the purchase consideration to property and equipment was based on the fair value of such assets determined using a combination of value determination through appraisal for approximately

65% of the assets and the cost approach for remaining assets. The cost approach was utilized for a percentage of property and equipment as it was not expected that the difference between current book value of property and equipment and fair value for this population of property and equipment would be materially different.
Goodwill represents the excess fair value of Merger Consideration over the fair value of the underlying net assets, largely arising from the workforce and extensive industry expertise that has been established by CPH.
No portion of the purchase price is contingent on future events occurring or other conditions being met.
The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the determination of the final aggregate consideration paid in connection with the Business Combination as a result of all adjustments set forth in the Merger Agreement and the final evaluation of CPH’s tangible and identifiable intangible assets acquired and liabilities assumed. Such final adjustments, including increases or decreases to depreciation or amortization resulting from the allocation of purchase price to depreciable property, plant and equipment, deferred taxes and amortizable intangible assets, respectively, may be material. The final allocation will be completed no later than one year from the consummation of the Business Combination.
The preliminary consideration and allocation of the purchase price to the fair value of CPH’s assets acquired and liabilities assumed as if the acquisition date was September 30, 2018 is presented as follows (in thousands):
Calculation of consideration	Rounded (000s)
New term loan	$357,000
Rollover equity	60,000
Zero-dividend convertible perpetual preferred stock	25,000
Common equity PIPE	71,900
Argand partners backstop	—
Cash from Industrea trust used	234,600
Total	748,500
Less: Cash on the balance sheet	(106,500)
Less: Seller expenses	(25,000)
Less: Deferred financing costs paid from increase in new term loan	(7,000)
Total purchase price	610,000
Less: Cash acquired	(7,409)
Total purchase price, net of cash acquired	$602,591

Recognized amounts of identifiable assets acquired and liabilities assumed
Accounts receivable, net	$38,727
Inventory	3,924
Prepaid expenses and other current assets	4,894
Other intangible assets	225,000
Property and equipment	203,075
Current portion of capital lease obligations	(135)
Accounts payable & other current liabilities	(32,372)
Capital lease obligations, less current portion	(589)
Deferred income taxes	(83,132)
Other liabilities	(1,668)
Total net assets acquired	357,725
Goodwill	$244,866

(3A) Represents the release of approximately $237.6 million of cash and investments held in the trust account that becomes available following the Business Combination. While the aforementioned amount of cash and investments are available to the Company it is expected that the Company will make use of $234.6 million of cash and investments under the minimum redemption scenario. Under the maximum redemption scenario, the aforementioned amount of cash and investments will be utilized for shareholder redemptions.
(3B) Represents the issuance of  $357.0 million of Debt Financing from a new Term Loan, net of $17.5 million of debt issuance costs. The new term loan has a seven-year term and will expire in December 2025. Commencing on the last day of the first full fiscal quarter ended after the closing date of the facility, the new Term Loan shall be repayable in equal quarterly installments in aggregate annual amounts equal to 5.00% per annum of the original principal amount of the new Term Loans, with the balance payable on the maturity date of the new Term Loan. The proceeds from the Debt Financing will be used to retire the outstanding high yield bonds, revolving credit facilities in North America and U.K. and Seller Notes. This includes the write off deferred financing costs attributable to the previously listed debt facilities in the amount of  $3.2 million related to long term debt and $0.7 million attributable to revolving credit facilities. The total amount of debt to be paid off is approximately $237.4 million as of September 30, 2018.
Further, in order to extinguish CPH outstanding debt a payment penalty of  $14.0 million, as also discussed at (3F), will be paid by Newco upon consummation of the Business Combination. $17.5 million of debt issuance costs are expected to be capitalized and amortized over the life of the underlying issuances. $7.0 million of the proceeds from the new Term Loan will be used to settle debt issuance costs. Current maturities of long term debt in the amount of  $17.9 million have been re-classed to current liabilities to reflect the portion of the new Term Loan that is expected to be due within the next 12 months.
(3C) Represents the issuance of  $25.0 million of Newco Series A Zero-Dividend Convertible Perpetual Preferred Stock to occur concurrently with the Business Combination. Each share will be convertible into shares of Newco common stock at a 1:1 conversion ratio upon satisfaction of certain conditions for conversion. The redemption features contained within the preferred stock were reviewed to determine appropriate pro forma condensed combined balance sheet classification and other relevant treatment derived from the determination of whether the preferred shares are permanent or “temporary” equity. Evaluation of the redemption features resulted in a determination that Series A Zero-Dividend Convertible Perpetual Preferred Stock will be presented in temporary equity. This determination was made due to the presence of a change in control upon liquidation feature within the preferred shares agreement.
(3D) Represents the Argand Subscription Agreement purchase of 5,333,333 shares of Industrea common stock for proceeds of  $54.4 million. Further, reflects the PIPE Subscription Agreement of 1,906,318 shares of Industrea common stock for proceeds of  $17.5 million. The proceeds from these Private Placements will be used to finance the selling price of the transaction and are available to provide funds to pay redemption amounts for those shareholders who wish to redeem their shares upon consummation of the acquisition under a redemption scenario. Under a zero redemption scenario amounts provided by private placement investment will provide cash to the post-acquisition entity.
(3E) Represents the estimated amount of transaction costs to be paid by Argand of  $25.0 million. This amount is comprised of the following $6.5 million of professional services fees incurred as a result of the Business Combination, $8.0 million of deferred underwriter’s commission and $10.5 million of estimated debt issuance costs. As described in (3B), actual debt issuance costs are expected to be $17.5 million of which $7.0 million will be funded out of new Term Loan proceeds.
(3F) In accordance with the Merger Agreement, the purchase price of CPH is $610.0 million. The purchase price includes consideration transferred such as transaction expenses of CPH for $27.1 million, debt extinguishment costs of  $14.0M and for the amount of CPH outstanding debt as disclosed in (3B). Transaction costs of the seller are made up of professional services fees of  $9.8 million and $17.3 million in fees to the former equity sponsor Peninsula. Further consideration transferred includes $257.0 million in cash and $60.0 million in Rollover Shares. Rollover Shares are to be issued at $10.20 per share which is derived as the investment value over the number of shares expected to be issued.

(3G) Represents the payment of liquidation value of approximately $14.7 million of CPH preferred stock. The CPH preferred shares contain a liquidation event redemption feature, wherein upon a qualifying event such as the Business Combination, the participating stockholders are entitled to receive liquidation value of the participating preferred shares plus all accumulated and unpaid dividends on a per share basis.
(3H) Represents the write-up of property, plant and equipment by $5.3 million to their estimated fair value of  $203.1 million. See Note 3 regarding Business Combination.
(3I) Represents the increase in fair value of identifiable intangible assets by $186.3 million to their estimated fair value of  $225 million. See Note 3 regarding Business Combination.
(3J) Represents the residual goodwill adjustment of approximately $169.3 million to $244.9 million representing the excess of the total purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed in the Business Combination as described in Note 3.
(3K) Represents the recording of deferred income tax liabilities of  $44.8 million, resulting from fair value adjustments for property, plant and equipment and identifiable intangible assets in the Business Combination described in Note 3. The statutory rates used are as follows: of 21.0% for the U.S., state rate of 3.6% and 17.2% for the U.K.
(3L) At the time of issuance, certain of Industrea’s common shares were subject to a possible redemption and, as such, an amount of  $220.5 million was classified outside the equity section in Industrea’s historical balance sheet. Under the assumption that none of the stockholders elect to redeem these shares in connection with the Business Combination, the shares are no longer redeemable and have been classified as a component of shareholders’ equity.
(3M) Represents the elimination of CPH’s common stock, additional paid-in capital, accumulated other comprehensive income and retained earnings as a result of the Business Combination.
(3N) Represents the decrease in cash and cash equivalents held in the trust account available for transaction consideration. Under the maximum redemption scenario up to $234.6 million held in the trust will be dedicated to the redemption of up to 23.0 million public shares.
(3O) Represents the increase in Rollover Shares from Rollover Holders in order to offset redemptions of public shares in connection with the Business Combination. Under the zero redemption scenario, Rollover Holders will contribute Rollover Shares in the amount of  $60.0 million. Under the maximum redemption scenario this amount is increased to $103.1 million.
(3P) Represents the Argand Backstop amount of  $25.0 million which allows for the offsetting of redemptions by the Argand Investor through the purchase of additional issued Industrea common stock at a price of  $10.20.
Note 4 — Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments
The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017 are as follows:
(4A) Represents the incremental adjustment to record pro forma depreciation expense on the portion of the purchase price allocated to Property, plant and equipment for the nine-month period ended September 30, 2018 and twelve-month period ended December 31, 2017. Depreciation expense for property and equipment was preliminarily estimated based on a straight line methodology, using original useful lives ranging from 3 to 15 years and taking into consideration the fixed assets’ reported ages. The vast majority of property, plant and equipment is attributable to machinery.
(4B) Represents the incremental adjustment to record pro forma amortization expense on the portion of the purchase price allocated to identifiable intangible assets such as trademarks, backlog and customer relationships, for the nine-month period ended September 30, 2018 and twelve-month period ended December 31, 2017. The estimated remaining useful lives of the identified intangibles were determined based on the projected economic benefits associated with each of the identified intangible assets and was determined to be a 15-year preliminary estimated useful life for trademarks and customer relationships. Customer backlog was given an estimated useful life of 1.5 years.
(4C) Represents the amortization expense paid on the new debt facilities financing costs of Concrete Pumping Holdings, Inc. in connection with the Business Combination. Please see (4D) for discussion related to the reversal of deferred financing costs attributable to legacy debt settled in connection with the Business Combination.
(4D) Represents the reversal of deferred financing cost (amortization) for the nine-month period ended September 30, 2018 and twelve-month period ended December 31, 2017 related to debt settled in connection with the Business Combination.
(4E) Represents the net increase to interest expense to a total interest expense of  $21.9 and $29.2 million for the nine-month period ended September 30, 2018 and twelve-month period ended December 31, 2017 resulting from interest on the new Term Loan to finance the acquisition of Concrete Pumping Holdings, Inc. The interest rate associated with the new Term Loan is LIBOR plus 6.0%. As interest rates in future periods could vary from those depicted in the transaction, it was determined that a 1/8% variance in interest rates would result in a $0.4 million difference in interest expense.
(4F) Reflects the reversal of  $3.1 million and $0.9 million of interest income attributable to interest earnings on the cash and marketable securities held in the Trust Account.
(4G) Represents the income tax effect of the pro forma adjustments related to the acquisition of CPH calculated using the U.S. statutory income tax rate of 21%, and 34% for the nine months ended September 30, 2018 and the year ended December 31, 2017. The effective tax rate of the combined company could be significantly different depending on the mix of post-acquisition income and other activities. The pro-forma tax adjustments are reflective of moving the impact to CPH for 2017 Tax Reform into the twelve months ended December 31, 2017 from the nine-month period ended September 30, 2018 to effect the impacts of 2017 Tax Reform in the twelve months ended and to conform to a fiscal year end of December 31st. Absent the impacts of 2017 Tax Reform within the nine-month period ended September 30, 2018 the tax benefit would have been $4.4 million.
(4H) To record cumulative dividends on the Preferred Stock for the purpose of determining income (loss) attributable to common stockholders.
(4I) As the Business Combination is being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination and the PIPE Investment have been outstanding for the entire period presented. All potential common share securities in connection to the Business Combination were antidilutive, and have been ignored for the purposes of diluted EPS. For this reason, the unaudited pro forma condensed combined basic and diluted earnings per share are the same.

The following presents the calculation of basic and diluted weighted average common shares outstanding.
	Assuming no Redemption of Common Stock
	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Weighted average shares calculation, basic & diluted
Weighted average public shares outstanding	23,000,000	9,641,096
Argand rights converted to shares	5,750,000	4,237,671
CPH Management (rollover)	4,117,647	4,117,647
Peninsula Pacific (rollover)	882,353	882,353
Shares issued to PIPE investors	1,906,318	1,906,318
Other Non-Management Sellers	882,353	882,353
Argand shares issued in Business Combination	5,333,333	5,333,333
Weighted average shares outstanding	41,872,004	27,000,771

	Assuming Maximum Redemption of Shares of Common Stock
	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Weighted average shares calculation, basic & diluted
Weighted average public shares outstanding	—	—
Argand rights converted to shares	5,750,000	4,237,671
CPH Management (rollover)	4,117,647	4,117,647
Peninsula Pacific (rollover)	12,110,000	12,110,000
Shares issued to PIPE investors	1,906,318	1,906,318
Other Non-Management Sellers	882,353	882,353
Argand shares issued in Business Combination	6,470,588	6,470,588
Weighted average shares outstanding	31,236,906	29,724,577

(4J) Represents the elimination of nonrecurring transaction costs incurred during the nine-month period ended September 30, 2018 of  $1.2 million that are directly related to the proposed Business Combination between Industrea and CPH.

FORWARD-LOOKING STATEMENTS
Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 6 of the proxy statement/prospectus.
THE SPECIAL MEETING
The special meeting of Industrea stockholders to approve the Business Combination (the “special meeting”) is scheduled for December 4, 2018 at the offices of Winston & Strawn LLP, 200 Park Avenue, New York, New York 10166. The record date for the special meeting remains fixed at October 17, 2018. This means that only holders of Industrea common stock as of October 17, 2018 are entitled to vote at the special meeting. The deadline for public stockholders to exercise redemption rights with respect to shares of Industrea common stock continues to be November 30, 2018 (two business days before the special meeting). See “How do I exercise my redemption rights?” in the proxy statement/prospectus. None of the proposals for the special meeting in the proxy statement/prospectus are modified by this Supplement.
Your vote is very important. Industrea cannot complete the Business Combination unless it receives the affirmative vote of a majority of the outstanding shares of Industrea common stock at the special meeting.
WHERE YOU CAN FIND MORE INFORMATION
Industrea files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Industrea’s SEC filings, including the proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of the proxy statement/prospectus or this Supplement or if you have questions about the Transaction or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:
Industrea Acquisition Corp.
28 West 44th Street, Suite 501
New York, New York 10036
(212) 871-1107
Attention: Secretary
You may also obtain these documents by requesting them in writing or by telephone from Industrea’s proxy solicitation agent at the following address and telephone number:
Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Individuals, please call toll-free: (800) 662-5200
Banks and brokerage, please call: (203) 658-9400
Email: INDU.info@morrowsodali.com
All information contained or incorporated by reference in the proxy statement/prospectus or this Supplement relating to Industrea has been supplied by Industrea, and all such information relating to CPH has been supplied by CPH. Information provided by Industrea or CPH does not constitute any representation, estimate or projection of any other party.
None of Industrea, CPH or Newco has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this Supplement or the proxy statement/prospectus or in any of the materials that have been incorporated in this Supplement or the proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by the proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in the proxy statement/prospectus does not extend to you. The information contained in the proxy statement/prospectus or this Supplement speaks only as of the date of the proxy statement/prospectus, or this Supplement, as applicable, unless the information specifically indicates that another date applies.
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If you have already returned a validly executed proxy card, your votes will be recorded unless you submit a subsequent proxy or otherwise revoke your prior proxy prior to the special meeting. If your shares are held in “street name” you may revoke any prior vote or proxy by following the procedures provided to you by your bank or broker until 11:59 P.M. Eastern Daylight Time on December 3, 2018.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED PURSUANT TO THE PROXY STATEMENT/PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROXY STATEMENT/PROSPECTUS OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.